VOTING RIGHTS AGREEMENT

This agreement (this "**Agreement**") is entered into on or about March 24, 2022 in connection with the purchase by Mr. Alex Rosenberg (the "**Investor**") of the securities (the "**Investor's Securities**") issued by Lectrium, Inc. (the "**Company**") under that certain Simple Agreement for Future Equity (the "**Purchase Agreement**") executed on or about the date of this Agreement through the Investor's involvement with the Vitalize Angels investing syndicate administered by VitalizeVC Management, LLC (the "**Intermediary.**")

As a material inducement to the Investor's purchase of the Investor's Securities, the Company and Intermediary agree to the provisions set forth in this Agreement. Unless otherwise defined in this Agreement, capitalized terms used herein shall have the meanings set forth in the Purchase Agreement.

1) <u>Intermediary.</u>

   "Intermediary" means VitalizeVC Management, LLC with respect solely to VitalizeVC Management, LLC's role as the named "**Lead Investor**" in the Lead Investor Agreement for the Company's issuance of securities through Wefunder Inc. pursuant to the Purchase Agreement on or about the date of this Agreement in compliance with SEC Regulation Crowdfunding. Investor and the Company acknowledge that "Intermediary" shall not be construed to take, either explicitly or implicitly, any meaning other than the explicit meaning of the term as defined in this Agreement. Investor and the Company acknowledge that VitalizeVC Management, LLC bears no additional liability, risk, or responsibility as Intermediary beyond as defined in Section 1 of this Agreement. VitalizeVC Management, LLC makes no representations, warranties, or guarantees in its role as Intermediary beyond as defined in Section 1 of this Agreement. Investor and the Company acknowledge that VitalizeVC Management, LLC is not a "financial intermediary" as defined in SEC Rule 22c-2 or in any other regulatory code or law of the United States.

2) <u>Voting Approval Rights.</u>

   Investor reserves the right to approve the voting decisions of the Intermediary solely with respect to voting decisions made pursuant to the voting rights granted to the Intermediary as part of the Company's offering of securities described in the Purchase Agreement and as allocated to the Intermediary as Lead Investor in the Lead Investor Agreement entered into by and among the Company, Intermediary, and Wefunder Inc. pursuant to the execution of the Purchase Agreement, such agreement dated on or about the date of this Agreement. Intermediary agrees to provide Investor with written notice of proposed voting decisions in a timely manner and prior to submission of any such voting decision to the Company or its Board of Directors. Investor agrees to provide Intermediary with written notice of any veto decisions made with respect to Intermediary's proposed voting decisions in a timely manner. Parties agree that standard email communication shall constitute sufficient written notice for purposes of satisfying the terms of Section 2 of this Agreement. Investor acknowledges that the voting rights granted in the Purchase Agreement and Lead Investor Agreement, and

Investor's approval rights over any such voting rights, may terminate upon certain events as described in such agreements.

3) <u>Assignment</u>. Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by Investor without the prior written consent of the Company and the Intermediary.

4) Miscellaneous.

    a. This Agreement may not be amended, or any provision hereof waived, without the written consent of the Company, Investor, and Intermediary.

    b. This Agreement will be construed, interpreted, and applied in accordance with the governing laws and venue provisions of the Purchase Agreement.

    c. Except as otherwise provided in the Purchase Agreement, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors, assigns and legal representatives of the parties hereto.

    d. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, the remaining provisions shall remain in full force and effect.

    e. This Agreement may be executed in any number of counterparts, all of which will be an original and together shall constitute a single instrument. Counterparts may be delivered by facsimile, electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com). Such execution and delivery shall be considered valid, binding and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered.

LECTRIUM, INC.

By:_____

Name: Peter Barba

Title: CEO

Address: ▰▰▰▰▰

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INVESTOR:

By:_____

Name: Alex Rosenberg

Title: Investor

Address: ▰▰▰▰▰

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INTERMEDIARY:

Vitalize Angels

By: VitalizeVC Management, LLC

Its: General Partner

By:_____

Name: Gale Wilkinson

Title: Managing Partner

Address: ▰▰▰▰▰▰▰▰▰

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